355 Madison Ave
Morristown, NJ 07960
P: (973) 387-8504
F: (973) 387-8505

www.boomerangsystems.com
We Make Real Estate TM

December 16, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F St. NE
Washington, D.C. 20549

Attention:	Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant

Re:	Boomerang Systems, Inc.
Form 10-K for the fiscal year ended September 30, 2010
Filed December 29, 2010
Amendment No. 1 to Form 10-Q for the quarterly period
ended June 30, 2011
Filed September 14, 2011 File No. 000-10176

Dear Mr. James and Ms. Tillan:

Boomerang Systems, Inc. (“Boomerang”) submits this letter in response to comment received telephonically from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 14, 2011, relating to the above referenced filings.

Boomerang acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENT: The SEC notes that the company incurred $2.6M to build and install the system at the demonstration facility.  To the extent the company made payments to Route 94, Crystal Springs Builders, LLC or the Resort, disclose the amount paid to any such entity during 2010 and Gail Mulvihill’s percentage ownership in such entity.

RESPONSE:  The Company made payments of approximately $375,550 to Crystal Springs Builders, LLC, (“Builders”) and approximately $15,000 to Grand Cascades Lodge at Crystal Springs, LLC (“Cascades”) in the fiscal year ended 2010.  No payment was made to Route 94 Development Corp. (“Route 94”) in the fiscal year ended 2010.  Crystal Springs Resort (the “Resort”) owns and operates seven golf courses, two hotels and a fitness facility and develops real estate in Sussex County NJ, which is comprised of more than 40 additional entities, including the above named entities.  Gail Mulvihill owns 50% of each of Builders, Cascades and Route 94 and, indirectly, through these and various other entities, Gail Mulvihill and her family own approximately 50% of the Resort.

Except as set forth above, no other officer, director or 5% or greater stockholder of Boomerang has any equity interest in Builders, Cascades or Route 94.  Boomerang will disclose this information in its future filings, as applicable.

Sincerely,

/s/ Joseph Bellantoni
Joseph Bellantoni
Chief Financial Officer
Boomerang Systems, Inc.